Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Celanese Corporation:
We consent to the incorporation by reference in the post-effective amendment to the registration statement on Form S-3 (No. 333-193834) of Celanese Corporation of our reports dated February 5, 2016, with respect to the consolidated balance sheets of Celanese Corporation as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of Celanese Corporation.
/s/ KPMG LLP
Dallas, Texas
September 16, 2016